UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  _______)*

PRIMEENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10

(Title of Class of Securities)

74l58El04

(CUSIP Number)

Stephen W. Lake, Esq.
McJunkin Red Man Corporation
8023 East 63rd Place
Tulsa, Oklahoma 74133
(918) 250-8541

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [x]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not
Required to respond unless the form displays a currently valid OMB control number.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) MCJUNKIN RED MAN CORPORATION 55-0229830
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK (Please see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 623,521
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 623,521
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.10 per share (the “Common Stock”), of PrimeEnergy Corporation, formerly K.R.M. Petroleum Corporation, a Delaware corporation (the “Company”), whose principal executive offices are at One Landmark Square, Stamford, CT 06901.

Item 2. Identity and Background.

McJunkin Red Man Corporation, formerly McJunkin Corporation, a West Virginia corporation (“McJunkin Red Man”), is a North American distributor of pipe, valves and fittings. McJunkin Red Man’s principal executive offices are located at 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010-1011.

Information relating to the directors and executive officers of McJunkin Red Man is set forth in Schedule A to this statement and is incorporated herein by reference.

During the last five years, neither McJunkin Red Man nor, to McJunkin Red Man’s best knowledge, any of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

           McJunkin Red Man purchased 1,127,221 shares of Common Stock on September 10, 1984 in a privately negotiated transaction.  The funds used for the acquisition of the shares of Common Stock were obtained from McJunkin Red Man’s then existing lines of credit with banks.  McJunkin Red Man utilized credit available under lines of credit with the following banks: Morgan Guaranty Trust Company, Chase Manhattan Bank, Pittsburgh National Bank, Charleston National Bank, North Carolina National Bank, Canadian Imperial Bank of Commerce, Bank of Dunbar and National Bank of Commerce.  At the time of such purchase of the shares of Common Stock such shares represented approximately 49.99% of the issued and outstanding shares of Common Stock.  From time to time after the acquisition of the shares of Common Stock, McJunkin Red Man sold an aggregate of 503,700 shares of Common Stock.

Item 4. Purpose of Transaction.

McJunkin Red Man reported that the original purpose of the purchase of the shares of Common Stock by McJunkin Red Man was to acquire an equity position in the Company which could have permitted McJunkin Red Man to seek to control the Company. McJunkin Red Man never sought to seek to control the Company.

On January 31, 2007, McJunkin Red Man was acquired by affiliates of The Goldman Sachs Group, Inc. pursuant to an Agreement and Plan of Merger among McJunkin Red Man, McJunkin Red Man Holding Corporation and Hg Acquisition Corp. (as amended, the “Merger Agreement”).  Pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the shares of Common Stock reported in this Schedule 13D (the “Shares”) and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule B hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger. In accordance with its obligations under the Merger Agreement, McJunkin Red Man is exploring a potential sale of the Shares in privately negotiated transactions.  There can be no assurance that such a sale of all or any portion of the Shares will take place.  The preceding description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibits 2-4 hereto, and is incorporated herein by reference.

According to the Company’s filings with the Securities and Exchange Commission, since 1993, the Company has been engaged in a stock repurchase program pursuant to which it has, from time to time, repurchased outstanding shares of Common Stock. As a result of repurchases made pursuant to such repurchase program, the aggregate number of outstanding shares of Common Stock has been reduced and McJunkin Red Man may be deemed to beneficially own in excess of 20% of the outstanding shares of Common Stock, and accordingly is no longer entitled to report its ownership of shares of Common Stock on a Schedule 13G.

Except as set forth above, McJunkin Red Man does not have any present plans or proposals that would relate to, or result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
McJunkin Red Man owns 623,521 shares of Common Stock, or approximately 20.5% of the 3,040,872 shares of Common Stock outstanding as of May 11, 2009 based on information in the Company’s Form 10-Q for the quarterly period ended March 31, 2009, as filed with the Securities and Exchange Commission on May 20, 2009.

(b)	McJunkin Red Man has the sole power to vote and dispose of the Shares.

(c)	Not applicable.

(d)
On January 31, 2007, McJunkin Red Man was acquired by affiliates of The Goldman Sachs Group, Inc. pursuant to the Merger Agreement.  Pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the Shares and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule B hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger.  In accordance with its obligations under the Merger Agreement, McJunkin Red Man is exploring a potential sale of the Shares in privately negotiated transactions.  There can be no assurance that such a sale of all or any portion of the Shares will take place. The preceding description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibits 2-4 hereto, and is incorporated herein by reference.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 7, 1987, K.R.M. Petroleum Corporation and The American Energy Group entered into a stock purchase and option agreement  (the “Stock Purchase and Option Agreement”) which contains an agreement relating to representatives designated by McJunkin Red Man to be nominated for as candidates for the Company’s board of directors. Pursuant to the Stock Purchase and Option Agreement, 2,900,000 shares of Common Stock were sold to The American Energy Group and K.R.M. Petroleum Corporation (now PrimeEnergy Corporation) agreed to use its best efforts to cause two (2) persons designated by McJunkin Red Man to be nominated and elected to its board of directors for as long as McJunkin Red Man owns 10% or more of the shares of Common Stock of the Company. However, there are currently no representatives of McJunkin Red Man who serve as directors of the Company.

On January 31, 2007, McJunkin Red Man was acquired by affiliates of The Goldman Sachs Group, Inc. pursuant to the Merger Agreement.  Pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the Shares and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule B hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger.  In accordance with its obligations under the Merger Agreement, McJunkin Red Man is exploring a potential sale of the Shares in privately negotiated transactions.  There can be no assurance that such a sale of all or any portion of the Shares will take place.

The preceding descriptions of the Stock Purchase and Option Agreement and Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 1 and 2-4 hereto, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.	Stock Purchase and Option Agreement dated October 7, 1987, by and between K.R.M. Petroleum Corporation and The American Energy Group.

2.	Agreement and Plan of Merger, dated as of December 4, 2006, by and between McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

3.	First Amendment to Merger Agreement, dated as of December 22, 2006, by and among McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

4.	Second Amendment to Merger Agreement, dated as of January 29, 2007, by and among McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

SIGNATURE TO SCHEDULE 13D

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 1, 2009.

MCJUNKIN RED MAN CORPORATION
/s/ Stephen W. Lake
By: Stephen W. Lake
Its: Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE A*

                               EXECUTIVE OFFICERS

Andrew Lane	James F. Underhill
President and CEO	Executive Vice President and CFO
McJunkin Red Man Corporation	McJunkin Red Man Corporation
2 Houston Center	835 Hillcrest Drive
909 Fannin, Suite 3100	Charleston, West Virginia 25311
Houston, Texas 77010-1011
Stephen W. Lake	Jeff Lang
Executive Vice President, General	Executive Vice President – Operations
Counsel and Corporate Secretary	McJunkin Red Man Corporation
McJunkin Red Man Corporation	2 Houston Center
8023 East 63rd Place	909 Fannin, Suite 3100
Tulsa, Oklahoma 74133	Houston, Texas 77010-1011
Rory M. Isaac	Gary A. Ittner
Executive Vice President – Business	Executive Vice President – Supply Chain Management
Development	McJunkin Red Man Corporation
McJunkin Red Man Corporation	2 Houston Center
2 Houston Center	909 Fannin, Suite 3100
909 Fannin, Suite 3100	Houston, Texas 77010-1011
Houston, Texas 77010-1011

                               BOARD OF DIRECTORS

Andrew Lane
McJunkin Red Man Corporation
2 Houston Center
909 Fannin, Suite 3100
Houston, Texas  77010-1011

*All individuals listed above are citizens of the United States.

SCHEDULE B

E. Gaines Wehrle
Michael Herscher Wehrle
Katherine Schilling Wehrle
H. B. Wehrle, III
Helen Lynne Wehrle - Zande
Stephen D. Wehrle
Elizabeth M. Wehrle
H.P. McJunkin, Jr. & T.N. McJunkin Sub TR U/W Howard McJunkin DECD
M. Chilton Wehrle Mueller
Chilton Mueller 2006 Annuity Trust I
H. B. Wehrle, Jr.
Anne McJunkin Briber, Frank E. Briber, Jr. and Frank E. Briber, III, as Trustees of the Anne McJunkin Briber 1989 Trust
David G. Huffman, Jr. Trustee of the Huffman Family Trust Dated 6/21/95
Elizabeth H. and H. B. Wehrle Foundation
Rebecca Huffman Ruegger
Jerry McJunkin Huffman
Mary S. Huffman
Anne Schilling Briber
Anne Brittain Taylor DDS
Frank E. Briber, Jr., Anne McJunkin Briber and Frank E. Briber, III, as Trustees of the Frank E. Briber, Jr. 1989 Trust
Dr. James Enoch McJunkin
Mary H. & James E. McJunkin Charitable Remainder Unitrust
Dr. Brittain McJunkin
Michael H. Wehrle Trustee for Philip Noyes Wehrle
Martha G. Wehrle
Thomas N. McJunkin
Callen J. and Thomas N. McJunkin Charitable Remainder Unitrust
Philip T. Ruegger, III
Sarah Morgan Ruegger
Allison Ferris Tomlinson
Philip T. Ruegger, III Custodian for Michael Gibson Ruegger
Philip T. Ruegger, III Custodian for Philip Brittain Ruegger
Elizabeth M. Wehrle Trustee Colin Andrew Miller U/A DTD 10-1-87
Henry B. Wehrle, Jr., Trustee for Zelda Donhowe
Elizabeth M. Wehrle Trustee Elizabeth Lynne Miller U/A 9-1-89
Stephen D. Wehrle Trustee for Michael T S Wehrle
Stephen D. Wehrle Trustee for Lyndsay E. Wehrle
Anne Lee Huffman
David Andrew Huffman
Dr. A. B. Taylor Custodian for Jessica Lee Taylor
Dr. A. B. Taylor Custodian for Ashley Schilling Taylor
Dr. Anne B. Taylor Custodian for Laura Reynolds Taylor
Lynne Wehrle-Zande Trustee Anthony Louis Zande, II U/A DTD 12-20-85
Lynne Wehrle-Zande Trustee Alexander Zande U/A DTD 5-1-87
Katherine Han Needles McJunkin
Jill P. McJunkin
Robert W. Moffatt
Ryan Philip McJunkin
Carter Brittain McJunkin
Jonathan Lee McJunkin
Rebecca F. Briber
Brittain M. Briber
Frank Edward Briber, III
T. D. Kauffelt
Jennifer Callen McJunkin
Allison Hill McJunkin
Oliver M. Roberts Estate
Karen Dunn Huffman
Russell L. Isaacs
Okey W. Moffatt, Jr.
Peter L. Kend, as Trustee of The Samuel Russell Kend Fund
Peter L. Kend, as Trustee of The Sydney Elizabeth Kend Fund
Sharon M. Wehrle
John Arthur Donhowe
Lavone Ebersole
Sara Donhowe Cooper
J. A. Comer
Cecilia H. Wehrle
Laura Stone Wehrle
Anthony L. Zande
Matthew B. Miller
Margaret H. Hitchman & Wm Hitchman Trustees for UAD 100991 FBO MH Hitchman
Norbin W. Kirk
H. R. Hill & Carolyn S. Hill
Lewis C. & Betty J. Lyle
F. T. Graff, Jr.
Judith Hamrick McJunkin
Sandra G. Graff
Mary Lou Patrick McJunkin
Harry I. Mallory
H. Douglas Preble and Mrs. Betty Jean Preble
Sadie V. Melton
Patricia S. Casdorph
Callen Jones McJunkin
Jameson McJunkin
Kasey Craig McJunkin
Carroll W. Thompson, Trustee of the Carroll W. Thompson Revocable Living Trust U/A dated September 21, 2005
Mary Lou Thompson, Trustee of the Mary Lou Thompson Revocable Living Trust U/A dated September 21, 2005
E. K. Ware, II
J. W. Sampson
Juanita B. Chancey
Betty M. Nichols
Oleta Irene Milam

INDEX TO EXHIBITS

No.         Exhibit

1	Stock Purchase and Option Agreement dated October 7, 1987, by and between K.R.M. Petroleum Corporation and The American Energy Group.

2	Agreement and Plan of Merger, dated as of December 4, 2006, by and between McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

3	First Amendment to Merger Agreement, dated as of December 22, 2006, by and among McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.

4	Second Amendment to Merger Agreement, dated as of January 29, 2007, by and among McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.